UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 27, 2014

Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED

(Translation of Registrant’s name into English)

2500, 855 — 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The information filed in this Form 6-K is expressly incorporated by reference into the Registrant’s Shelf Registration Statement on Form F-10 (File No. 333-191876).

Exhibit Number	Description

99.1	Underwriting Agreement dated March 26, 2014 between Canadian Natural Resources Limited and the underwriters listed therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: March 27, 2014	/s/ Bruce E. McGrath
Name: Bruce E. McGrath
Title: Corporate Secretary